Filed by Brenton Banks, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Brenton Banks, Inc.
                                                   Commission File No. 000-06216


         On July 19, 2000, Brenton Banks Inc., an Iowa Corporation ("Brenton"), released the following press release:


Brenton Banks, Inc.
400 Locust, Capital Square, Suite 200
P.O. Box 961
Des Moines, Iowa  50304-0961
(515) 237-5100  Fax: (515) 237-5221
--------------------------------------------------------------------------------

[BRENTON BANK LOGO]

NEWS RELEASE

FOR RELEASE:   July 19, 2000

CONTACT:       Steven T. Schuler
               Chief Financial Officer/Treasurer/Secretary
               (515) 237-5237

                         BRENTON REPORTS IMPROVED SECOND
                                QUARTER EARNINGS

         DES MOINES, IOWA -- Brenton Banks, Inc. produced earnings of $4.7 million in the second quarter of 2000, an increase of 10.8 percent, compared to $4.2 million for the same period a year ago. For the first half of 2000, net income was $9.3 million, compared to $8.8 million for the first six months of 1999. Improvements were achieved in net interest income, service charges on deposit accounts, investment brokerage commissions and a reduction in operating expenses. Offsetting these improvements was a decline in mortgage banking revenues.

         The Company's annualized return on average equity (ROE) was 13.95 percent. During the 12 months ended June 30, 2000, total assets increased 2.3 percent from $1.940 billion to $1.984 billion. Year-to-date diluted earnings per common share were $.45, compared to $.42 for the prior year.

         On July 7, 2000, Brenton Banks, Inc. and Wells Fargo & Company announced the signing of a definitive agreement for the acquisition of Brenton Banks, Inc. by Wells Fargo & Company, pending regulatory and Brenton shareholder approval. The merger is expected to be completed in the second half of 2000.

         "Selecting a partner that shares our strong commitment to clients, employees, shareholders and great communities is very important to us," said Brenton Banks, Inc. President and CEO Robert L. DeMeulenaere. "We feel our acquisition by Wells Fargo & Company will serve the best long-term interest of our clients, our people, our shareholders and the communities we serve. Our belief that local managers are best qualified to make the right decisions for the communities where they live and work is an integral part of the way Wells Fargo does business, too. With its outstanding reputation as a company that values clients, staff, community support, an excellent track record of providing value for shareholders and the broadest product line in the business, we're confident that Wells Fargo is the right choice."

         During the first six months of 2000, net interest income rose to $32.0 million, compared to $30.6 million for the first half of 1999, primarily due to favorable rate variances. The yield on earning assets rose 44 basis points, while the rate paid on interest-bearing liabilities increased 33 basis points. While average interest-earning assets grew 1.2 percent, net interest margin improved 11 basis points from the first half of 1999 to 3.81 percent.

         Total loans grew to $1.2 billion, up 10.2 percent from one year ago. The growth was led by a $47.2 million (11 percent) increase in average commercial/business/agricultural loans, a $43.9 million (22 percent) increase in average indirect consumer loans and a $43.0 million (18 percent) increase in average direct consumer loans. Nonperforming loans declined to $7.9 million. As a percent of total loans, nonperforming loans improved to .65 percent from .97 percent at June 30, 1999. Asset quality remains strong with reserves standing at
194.83 percent of nonperforming loans and 1.27 percent of total loans. Annualized year-to-date net charge-offs were .19 percent of total loans, down from .38 percent for the first half of 1999.

         For the first half of 2000, noninterest income (excluding securities gains) declined 5.8 percent to $14.9 million, compared to $15.8 million for the same period a year ago. Growth in traditional fee income and brokerage commissions was exceeded by a decline in mortgage banking revenues. Service charges on deposit accounts increased $0.5 million due to a larger deposit base and increased account analysis income from business accounts. Investment brokerage commissions rose 10.4 percent as per-broker revenue improved over the prior year. Rising mortgage interest rates led to a 40 percent decline in mortgage loan origination volume, causing mortgage banking revenue to decline to $1.6 million for the first half of 2000.

         Expense management continues to be an area of focus in 2000. Total noninterest expenses declined 1.0 percent compared to the first half of 1999 and totaled $32.1 million, compared to $32.4 million for the first six months of 1999. Compensation expense declined 5.5 percent due to a lower number of employees and lower variable compensation costs related to lower mortgage loan origination volume. Employee benefits declined $0.3 million, or 9.8 percent, as a result of reduced compensation expense. Occupancy expense increased $0.4 million, partially due to the accelerated expensing of certain leasehold improvements. Furniture and equipment expense increased $0.6 million, or 26.4 percent, due to higher depreciation on technology upgrades and increased costs for software maintenance agreements. Marketing and supplies expense declined
39.7 percent and 16.9 percent, respectively. All other operating expenses for the first half of 2000 increased 4.5 percent. Increases in this category included higher intangible amortization due to the 1999 acquisition of banking offices in Pella and Knoxville and increased data processing expense.

         The Board of Directors declared a quarterly cash dividend of $.087 per share, which will be paid on July 28, 2000, to shareholders of record as of July 20, 2000. The cash dividend is equal to the prior quarter dividend.

         Brenton Banks, Inc. has 43 locations in metropolitan markets and regional economic centers across the state. The Company offers a complete range of financial products and services -- including personal, commercial, small business banking and agricultural; trust and investment management services; investment, and insurance brokerage; mortgage banking; cash management and international banking services; as well as proprietary mutual funds.

         To help make banking more convenient for our clients, we deliver banking, mortgage, insurance and investment products and services over the telephone through Brenton Direct. Clients can review their accounts and perform transactions 24 hours a day via our Anytime banking Internet system and Anytime Line telephone system. Clients also enjoy the convenient advantages of our Brenton Photo SmartCheck debit cards, ATMs, direct deposit and automatic payment programs.

         For more information about Brenton Bank's products and services, visit our Internet web site at www.brentonbank.com.

         The Company's stock, which trades on the NASDAQ stock market under the symbol BRBK, closed at $12.00 on July 18, 2000.

                                       ###

Brenton Banks, Inc. and Wells Fargo & Company will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Brenton will be available free of charge from the Secretary of Brenton at Suite 200, Capital Square, 400 Locust, Des Moines, Iowa 50309, Telephone (515) 237-5100.

READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Brenton and its board of directors will be soliciting proxies from Brenton stockholders in favor of the merger. Brenton's board of directors is comprised of C. Robert Brenton, William H. Brenton, Junius C. Brenton, Robert L. DeMeulenaere, Robert C. Carr, Gary M. Christensen and Robert J. Currey. Other participants in the solicitation may include the executive officers of Brenton. For information about these directors and executive officers, shareholders are urged to refer to the most recent proxy statement issued by Brenton, which is available free of charge at the SEC's website, www.sec.gov.

[BRENTON BANK LOGO]                                                     Six Months Ended June 30*       Three Months Ended June 30*
PERFORMANCE HIGHLIGHTS                                                     2000            1999            2000            1999
-----------------------------------------------------------------------------------------------------------------------------------
Return on average common stockholders' equity  . . . . . . . . .          13.95 %         13.07           14.02           12.50
Return on average common stockholders' equity ** . . . . . . . .          13.32           13.32           13.32           12.66
Return on average assets, including minority interest  . . . . .            .99             .96            1.01             .92
Net interest margin  . . . . . . . . . . . . . . . . . . . . . .           3.81            3.70            3.79            3.70
Net noninterest margin . . . . . . . . . . . . . . . . . . . . .          (1.76)          (1.74)          (1.75)          (1.80)
Efficiency ratio . . . . . . . . . . . . . . . . . . . . . . . .          65.81           67.09           65.51           68.43
Nonperforming loans as a percent of loans  . . . . . . . . . . .            .65             .97              --              --
Net charge-offs as a percent of average loans  . . . . . . . . .            .19             .38              --              --
Allowance for loan losses as a percent of loans  . . . . . . . .           1.27            1.30              --              --
Allowance for loan losses as a percent of nonperforming loans  .         194.83          133.81              --              --
Equity to assets** . . . . . . . . . . . . . . . . . . . . . . .           7.20            6.95              --              --
Risk-based capital ratio . . . . . . . . . . . . . . . . . . . .          10.67           10.79              --              --
Tier 1 leverage capital ratio**  . . . . . . . . . . . . . . . .           7.25            7.17              --              --

CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  50,793,931      45,119,310      25,664,464      22,776,986
Investment securities  . . . . . . . . . . . . . . . . . . . . .     16,440,866      17,440,320       8,221,731       8,586,890
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        259,827         137,188         152,222          61,546
                                                                  -----------------------------------------------------------------
Total interest income  . . . . . . . . . . . . . . . . . . . . .     67,494,624      62,696,818      34,038,417      31,425,422
                                                                  -----------------------------------------------------------------
INTEREST EXPENSE
Deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . .     28,682,494      25,372,518      14,945,108      12,675,003
Borrowed funds . . . . . . . . . . . . . . . . . . . . . . . . .      6,824,387       6,741,929       3,181,855       3,418,976
                                                                  -----------------------------------------------------------------
Total interest expense . . . . . . . . . . . . . . . . . . . . .     35,506,881      32,114,447      18,126,963      16,093,979
                                                                  -----------------------------------------------------------------

NET INTEREST INCOME  . . . . . . . . . . . . . . . . . . . . . .     31,987,743      30,582,371      15,911,454      15,331,443
Provision for loan losses  . . . . . . . . . . . . . . . . . . .      2,100,000       2,100,000       1,050,000       1,050,000
                                                                  -----------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES  . . . . . .     29,887,743      28,482,371      14,861,454      14,281,443
                                                                  -----------------------------------------------------------------
NONINTEREST INCOME
Service charges on deposit accounts  . . . . . . . . . . . . . .      4,938,980       4,454,296       2,459,488       2,346,041
Investment brokerage commissions . . . . . . . . . . . . . . . .      2,437,464       2,208,159       1,176,066       1,183,343
Fiduciary income . . . . . . . . . . . . . . . . . . . . . . . .      2,021,567       1,938,384       1,047,341         872,466
Mortgage banking income  . . . . . . . . . . . . . . . . . . . .      1,573,056       2,989,405         847,503       1,351,308
Insurance commissions and fees . . . . . . . . . . . . . . . . .        558,169         720,734         290,035         436,221
Other service charges, collection and exchange charges,
  commissions and fees . . . . . . . . . . . . . . . . . . . . .      2,497,754       2,461,388       1,264,005       1,200,158
Net realized gains from securities available for sale . .                28,204         206,919               0         143,983
Other operating income . . . . . . . . . . . . . . . . . . . . .        889,337       1,062,291         331,746         713,079
                                                                  -----------------------------------------------------------------
Total noninterest income . . . . . . . . . . . . . . . . . . . .     14,944,531      16,041,576       7,416,184       8,246,599
                                                                  -----------------------------------------------------------------
NONINTEREST EXPENSE
Compensation . . . . . . . . . . . . . . . . . . . . . . . . . .     14,304,273      15,130,432       7,277,478       7,886,086
Employee benefits  . . . . . . . . . . . . . . . . . . . . . . .      2,774,539       3,076,176       1,303,042       1,315,515
Occupancy expense of premises, net . . . . . . . . . . . . . . .      3,333,561       2,942,388       1,601,818       1,459,665
Furniture and equipment expense  . . . . . . . . . . . . . . . .      2,865,530       2,267,131       1,464,900       1,160,479
Data processing expense  . . . . . . . . . . . . . . . . . . . .      1,511,007       1,383,293         755,635         692,391
Marketing  . . . . . . . . . . . . . . . . . . . . . . . . . . .        563,871         935,789         257,964         518,394
Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . .        620,869         747,029         334,969         433,432
Other operating expense  . . . . . . . . . . . . . . . . . . . .      6,091,076       5,890,646       2,877,565       3,246,094
                                                                  -----------------------------------------------------------------
Total noninterest expense  . . . . . . . . . . . . . . . . . . .     32,064,726      32,372,884      15,873,371      16,712,056
                                                                  -----------------------------------------------------------------

Income before income taxes and minority interest . . . . . . . .     12,767,548      12,151,063       6,404,267       5,815,986
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .      3,124,685       3,019,254       1,534,100       1,429,915
                                                                  -----------------------------------------------------------------
Income before minority interest  . . . . . . . . . . . . . . . .      9,642,863       9,131,809       4,870,167       4,386,071
Minority interest  . . . . . . . . . . . . . . . . . . . . . . .        369,613         324,341         185,281         156,833
                                                                  -----------------------------------------------------------------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   9,273,250       8,807,468       4,684,886       4,229,238
                                                                  -----------------------------------------------------------------
PER COMMON SHARE:
  Net income-basic . . . . . . . . . . . . . . . . . . . . . . .  $         .46             .43             .23             .21
  Net income-diluted . . . . . . . . . . . . . . . . . . . . . .            .45             .42             .23             .20
  Cash dividends . . . . . . . . . . . . . . . . . . . . . . . .           .174            .172            .087            .086
  Book value, including unrealized gains (losses). . . . . . . .           6.72            6.46              --              --
  Book value, excluding unrealized gains (losses). . . . . . . .           7.04            6.59              --              --
  Closing price. . . . . . . . . . . . . . . . . . . . . . . . .          13.88           15.50              --              --
-----------------------------------------------------------------------------------------------------------------------------------

 *   The financial information for the interim periods is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations have been included. These adjustments were of a normal recurring nature.
**   Excludes unrealized gains (losses) on securities available for sale.

[BRENTON BANK LOGO]                                                                        June 30,    December 31,       June 30,
CONSOLIDATED STATEMENTS OF CONDITION                                                          2000*            1999          1999*
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       83,317,827      85,064,053     75,080,865
Short-term investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,824,100       2,361,784      2,120,205
Investment securities  .  . . . . . . . . . . . . . . . . . . . . . . . . . . .         563,827,196     581,393,231    616,675,960
Loans held for sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          23,486,654      26,201,221     56,715,648
Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,215,969,612   1,195,986,791  1,103,313,424
  Allowance for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . .         (15,393,504)    (14,413,104)   (14,298,867)
                                                                                  --------------------------------------------------
Loans, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,200,576,108   1,181,573,687  1,089,014,557
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         110,386,555     108,860,725    100,136,238
                                                                                  --------------------------------------------------
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    1,984,418,440   1,985,454,701  1,939,743,473
                                                                                  --------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      206,439,609     189,333,019    201,845,814
  Interest-bearing:
    Demand  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         135,242,894     145,131,184    141,826,104
    Savings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         635,854,420     640,963,380    598,068,369
    Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         590,617,527     554,655,720    531,129,090
                                                                                  --------------------------------------------------
Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,568,154,450   1,530,083,303  1,472,869,377
Federal funds purchased and securities sold under agreements to repurchase  . .         163,401,235     166,806,442    129,225,413
Short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          58,340,000     110,423,584    147,070,000
Long-term borrowings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          34,888,000      27,704,000     38,283,000
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          17,964,406      13,896,056     15,259,746
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,753,957       4,607,865      4,684,196
Realized stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . .         143,352,817     137,568,254    134,945,894
Unrealized losses on investment securities  . . . . . . . . . . . . . . . . . .          (6,436,425)     (5,634,803)    (2,594,153)
                                                                                  --------------------------------------------------
    Total liabilities and stockholders' equity  . . . . . . . . . . . . . . . .  $    1,984,418,440   1,985,454,701  1,939,743,473
                                                                                  --------------------------------------------------
NONPERFORMING ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $        6,701,000       7,259,000      8,183,000
Restructured loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   0         399,000        426,000
Past due 90 days or more and still accruing . . . . . . . . . . . . . . . . . .           1,200,000       1,794,000      2,077,000
                                                                                  --------------------------------------------------
  Total nonperforming loans . . . . . . . . . . . . . . . . . . . . . . . . . .           7,901,000       9,452,000     10,686,000
Other real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             606,000       1,186,000        555,000
                                                                                  --------------------------------------------------
  Total nonperforming assets  . . . . . . . . . . . . . . . . . . . . . . . . .  $        8,507,000      10,638,000     11,241,000
                                                                                  --------------------------------------------------
ALLOWANCE FOR LOAN LOSSES
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period  . . . . . . . . . . . . . . . . . . . . . . . .  $       14,413,104      14,172,264     14,172,264
Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,100,000       4,250,000      2,100,000
Charge-offs   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (2,398,365)     (6,404,068)    (3,158,849)
Recoveries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,278,765       2,394,908      1,185,452
                                                                                  --------------------------------------------------
Balance at end of period  . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       15,393,504      14,413,104     14,298,867
                                                                                  --------------------------------------------------

MARKET AND DIVIDEND INFORMATION                                                                High             Low      Dividends
------------------------------------------------------------------------------------------------------------------------------------
2000
1st quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $12.00            8.19           .087
2nd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               14.63            7.44           .087
1999
1st quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               15.91           11.82           .086
2nd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               17.25           12.55           .086
3rd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               17.00           11.63           .087
4th quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               15.00            9.00           .087

The above table sets forth the high and low sale prices and dividends for the Company's common stock, which is traded on the NASDAQ
Stock Market under the symbol BRBK. The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

MARKET MAKERS                            NASDAQ SYMBOL: BRBK             FORM 10-Q
ABN AMRO Incorporated                                                    Copies of Brenton Banks, Inc. Quarterly Report to the
Herzog, Heine, Geduld, Inc.              WALL STREET JOURNAL             Securities and Exchange Commission Form 10-Q will be
Howe, Barnes Investments, Inc.           AND OTHER NEWSPAPERS: BrentB    mailed when available without charge to shareholders
Keefe, Bruyette & Woods, Inc.                                            upon written request to Steven T. Schuler, Chief Financial
Sandler O'Neill & Partners, L.P.                                         Officer/Treasurer/Secretary, at the corporate headquarters,
Stifel, Nicolaus & Company, Incorporated                                 Suite 200, Capital Square, 400 Locust Street, Des Moines,
                                                                         Iowa  50309.  It is also available on the Securities and
VISIT OUR WEBSITE AT WWW.BRENTONBANK.COM                                 Exchange Commission's Internet web site at http://www.
                                                                         sec.gov/cgi-bin/srch-edgar.